PROSPECTUS SUPPLEMENT
(To Prospectus dated March 30, 1998)

                                1,759,957 SHARES

                             SUPERIOR SERVICES, INC.
                                  COMMON STOCK
                            -------------------------

         Superior is a solid waste services company. We provide solid waste collection, transfer, recycling and disposal services to over 750,000 residential, commercial and industrial customers in Alabama, Florida, Georgia, Illinois, Michigan, Minnesota, Missouri, New Jersey, Ohio, Pennsylvania, West Virginia and Wisconsin.

         This Prospectus Supplement covers up to 1,759,957 shares of our Common Stock which we issued to the shareholders or partners of PenPac, Inc., Heritage Recycling, Inc., Iorio Carting, Inc., ACS Services, Inc., Recycling Techniques, Inc., Iocal Associates, Advanced Waste Technologies, Inc., Baray, Inc. and Nicholas Enterprises, Inc. (collectively, "PenPac") in connection with our acquisition of such entities.

         This   Prospectus   Supplement  also  relates  to  the  sale  or  other
distribution of such Shares by the persons listed below that received such Shares as a result of the PenPac acquisition.

         We will not receive any portion of the proceeds from the re-sale of the Shares by the Selling Shareholders.

               Our Common Stock is quoted on the Nasdaq National Market under the symbol "SUPR." On December 3, 1998, the last reported sales price for our Common Stock on the Nasdaq National Market was $17.63 per share.

               Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this Prospectus Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

                                December 7, 1998.

                                   THE COMPANY

         As of September 30, 1998, our operations consisted of 17 owned solid waste landfills, four third-party managed landfills, 49 solid waste collection operations, 16 recycling facilities and 15 solid waste transfer stations. We also provide other integrated waste services, most of which are project-based and a substantial number of which provide additional waste volumes to our landfills.

         Our objective is to be one of the largest and most profitable fully integrated providers of solid waste collection and disposal services in each market where we have operations. Our strategy to achieve this objective is to
(i) continue to expand our operations and customer base in markets where we have existing operations and to enter new markets by acquiring other solid waste operations; (ii) pursue internal growth opportunities in markets where we have existing operations; and (iii) achieve continuing operating improvements in our business. Our principal strategy for future growth is through the acquisition of additional solid waste disposal, transfer and collection operations. We believe that our reputation, strategy, culture and financial strength make us an attractive buyer to acquisition candidates. Our operating strategy emphasizes the integration of our solid waste collection and disposal operations and the internalization of waste collected.

         We are a Wisconsin corporation. Our principal executive offices are located at Suite 200, 125 South 84th Street, Milwaukee, Wisconsin 53214. Our telephone number is (414) 479-7800.

                               RECENT DEVELOPMENTS

The Acquisition

         On September 30, 1998, we acquired PenPac, Inc. and several related companies. PenPac, Inc. and the related companies own four transfer stations and three collection operations. The companies provide solid waste collection and transfer services in northern New Jersey.

         On October 30, 1998, we acquired GeoWaste Incorporated in a stock for stock transaction. GeoWaste has landfill and collection operations in Valdosta, Georgia and a transfer station and collection operation in Ocala, Florida.

                                 USE OF PROCEEDS

         This Prospectus Supplement relates to Shares we issued in order to effect the acquisition of PenPac as well as the re-sale of such shares by the Selling Shareholders set forth below. We will not receive any proceeds from the re-sale of the Shares by the Selling Shareholders.

                              PLAN OF DISTRIBUTION

         The Selling Shareholders may sell or distribute some or all of the Shares from time to time through underwriters or dealers or brokers or other agents or directly to one or more purchasers in transactions on the Nasdaq
National Market, in privately negotiated transactions, or in the over-the-counter market, or in brokerage transactions, or in a combination of such transactions. Such transactions may be effected by the Selling Shareholders at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. Brokers, dealers, agents or underwriters participating in such transactions as agent may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholders (and, if they act as agent for the purchaser of such shares, from such purchaser). Such discounts, concessions or commissions as to a particular broker, dealer, agent or underwriter might be in excess of those customary in the type of transaction involved. To the extent required, we will file, during any period in which offers or sales are being made, one or more supplements to this Prospectus Supplement to set forth any other material information with respect to the plan of distribution not previously disclosed.

         The Selling Shareholders and any such underwriters, brokers, dealers or agents that participate in such distribution could be considered to be "underwriters" within the meaning of the Securities Act, and any discounts, commissions or concessions received by any such underwriters, brokers, dealers or agents could be considered to be underwriting discounts and commissions under the Securities Act of 1933, as amended. We cannot presently estimate the amount of such compensation.

         Under applicable rules and regulations under the Securities Exchange Act of 1934, as amended, any person engaged in a distribution of any of the Shares may not simultaneously engage in market activities with respect to the Common Stock for the applicable period under Rule 10b-6 prior to the commencement of such distribution. In addition and without limiting the foregoing, the Selling Shareholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including without limitation Rules 10b-5, 10b-6 and 10b-7, which provisions may limit the timing of purchases and sales of any of the Shares by the Selling Shareholders. All of the foregoing may affect the marketability of the Common Stock.

         In order to comply with certain states' securities laws, if applicable, the Shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Common Stock may not be sold unless the Common Stock has been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.


                           INFORMATION WITH RESPECT TO
                               SELLING SHAREHOLDER

                           Number of Shares of
                            Common Stock Owned                             Number of Shares to
                                  Prior                 Number of                be Owned
          Name               to the Offering1         Shares Offered        After the Offering
          ----               ----------------         --------------        ------------------
Ronald Stamato                      128,393               128,393                   -0-
Patrick Stamato                     128,393               128,393                   -0-
Ronald Sinclair                         576                   576                   -0-
Gary Marashlein                         576                   576                   -0-
Raymond Nicholas                    223,119               223,119                   -0-
Samuel Iorio                        187,112               187,112                   -0-
Michael Iorio                       186,759               186,759                   -0-
Concetta Iorio                       85,901                85,901                   -0-
Gail DeFuria                         46,798                46,798                   -0-
Dominick Capone                     270,949               270,949                   -0-
Philip Capone                       270,949               270,949                   -0-
August Nicholas                     223,119               223,119                   -0-
Raymon Barbiere                       7,313                 7,313                   -0-


---------------
1 Each of the Selling Shareholders acquired all of his or her Shares from us in consideration for his or her ownership interest in PenPac, Inc. and/or several related companies.